Exhibit 99.2

Motorola Solutions Reports Second-Quarter 2015 Financial Results

•	Sales of $1.4 billion, down 2 percent, including $53 million of unfavorable foreign currency impact

•	North America sales grew 5 percent, driven primarily by Product segment sales

•	GAAP earnings per share (EPS) from continuing operations[1] of $0.72

•	Non-GAAP* EPS from continuing operations of $0.68 driven by lower overall operating expenses

•	Generated $140 million in operating cash flow and $92 million in free cash flow[2]

•	Silver Lake to invest $1 billion in company to further accelerate growth of smart public safety solutions and services businesses

•	Company intends to commence tender offer to repurchase up to $2 billion of common stock

SCHAUMBURG, Ill. - August 5, 2015 - Motorola Solutions, Inc. (NYSE: MSI) today reported its earnings results for the second quarter of 2015. Click here for a printable news release and financial tables.

SUPPORTING QUOTE

“The company delivered double-digit earnings and free cash flow per share growth in the second quarter, driven by strong North America results and improved operating leverage,” said Greg Brown, chairman and CEO of Motorola Solutions.

“We believe the partnership with Silver Lake will accelerate growth in our smart public safety solutions and services businesses and represents a strong vote of confidence in our company’s strategy. We also announced our intent to repurchase up to $2 billion of our stock through a tender offer. These steps reflect our confidence in the future value of our business while allowing us to maintain considerable financial flexibility to pursue further growth.”

KEY FINANCIAL RESULTS (presented in millions, except per share data and percentages)

	Q2 2015	Q2 2014	% Change
Sales	$1,368	$1,393	(2)%
GAAP
Operating Earnings	$254	$138	84%
% of Sales	18.6%	9.9%
EPS from continuing operations	$0.72	$0.30	140%
Non-GAAP
Operating Earnings	$260	$201	29%
% of Sales	19.0%	14.4%
EPS from continuing operations	$0.68	$0.47	45%
Product Segment
Sales	$867	$887	(2)%
GAAP Operating Earnings	$171	$95	80%
% of Sales	19.7%	10.7%
Non-GAAP Operating Earnings	$176	$133	32%
% of Sales	20.3%	15.0%
Services Segment
Sales	$501	$506	(1)%
GAAP Operating Earnings	$83	$43	93%
% of Sales	16.6%	8.5%
Non-GAAP Operating Earnings	$84	$68	24%
% of Sales	16.8%	13.4%

*	Non-GAAP financial information excludes the after-tax impact of approximately $0.04 per diluted share related to share-based compensation, intangible assets amortization expense and highlighted items. Details on these non-GAAP adjustments and the use of non-GAAP measures are included later in this news release.

OTHER SELECTED FINANCIAL RESULTS

•	Revenue - Sales declined 2 percent, including $53 million of unfavorable foreign currency impact. Sales increased 2 percent in constant currency. These results reflect 5 percent growth in North America driven by increased product sales. Overall product sales declined 2 percent due to currency headwinds and weakness in Europe and Africa and Latin America, while Services declined 1 percent primarily due to unfavorable currency impact and lower iDEN revenue.

•	Operating margin - GAAP operating margin was 18.6 percent of sales in the second quarter of 2015, compared with 9.9 percent in the second quarter of 2014; non-GAAP operating margin was 19.0 percent of sales, compared with 14.4 percent in the second quarter of 2014. These results were driven by $69 million in lower operating expenses compared with the second quarter of 2014, due largely to cost reduction and simplification initiatives across all categories as well as lower pension expense and a stronger dollar.

•	Taxes - The second quarter of 2015 GAAP effective tax rate was 30 percent. This compares with a tax rate of 20 percent in the second quarter of 2014, which included $30 million of net tax benefit associated with the net reduction in previously unrecognized tax benefits. The second quarter of 2015 non-GAAP tax rate was 35 percent, compared with a tax rate of 25 percent in the second quarter of 2014. The full-year non-GAAP tax rate is expected to be approximately 33 percent. The full-year cash tax rate[3] is expected to be approximately 15 percent.

•	Cash flow - The company generated $140 million in operating cash from continuing operations during the quarter, reflecting an increase of $22 million over the prior year. Free cash flow was $92 million in the quarter. The increase was largely driven by improved earnings and lower pension contributions.

•	Cash and cash equivalents - The company ended the quarter with cash and cash equivalents of $3.1 billion and a net debt position of approximately $300 million[4]. The company repurchased $285 million of common stock in the second quarter of 2015 and paid $72 million in cash dividends.

•	Backlog –The company grew sequential backlog for the third straight quarter, ending at $6 billion. These results were primarily due to growth in North America, Asia Pacific and the Middle East regions.

STRATEGIC PARTNERSHIP WITH SILVER LAKE

Silver Lake, the global leader in technology investing, intends to invest $1 billion in Motorola Solutions to accelerate the company’s growth of smart public safety solutions and services businesses through strategic partnerships, investments, and acquisitions. As part of the partnership with Silver Lake, Egon Durban and Greg Mondre, managing partners of Silver Lake, will be appointed to Motorola Solutions’ board of directors when the transaction closes, which is expected to occur in the third quarter of 2015.

COMPANY ANNOUNCES INTENTION TO COMMENCE TENDER OFFER

Motorola Solutions also announced today that its board of directors approved proceeding with a tender offer to repurchase up to $2 billion of common stock (subject to a customary increase if the tender offer is oversubscribed). The company intends to commence a modified “Dutch Auction” tender offer at a specified price range to be determined. The company expects to commence the tender offer on or about August 7.

The company will fund the tender offer with a combination of existing cash on the company’s balance sheet and a portion of the proceeds from the $1 billion strategic investment by Silver Lake.

After these actions, the company will maintain robust liquidity and a strong balance sheet and investment grade credit ratings.

KEY HIGHLIGHTS

Strategic wins

Significant wins in core business

•	$112 million P25 system upgrade for King County in Washington covering 39 cities and 25,000 radio users. By leveraging the customer’s existing technology, the system upgrade will remain cost-effective and will keep the system fully operational and at the current release until the year 2039.

•	$45 million of orders with two law enforcement agencies for the APX 8000, the company’s newest P25 radio that integrates LMR and broadband via WiFi enabling customers to continually and efficiently upgrade their devices over-the-air with new software features

•	$29 million contract with Bell Mobility for a province-wide P25 system, subscribers, and 10 years of hardware and software support for the government of New Brunswick in Canada

Significant wins in key growth areas

•	$153 million of multi-year managed and lifecycle services contracts for 10 customers in North America, Asia and Europe

•	$66 million in key vertical expansion areas of petro-chemical and utility industries, with four separate customers worldwide

•	$12.5 million purchase from the U.S. Federal Government for WAVE push-to-talk software application related to the company’s recent acquisition of Twisted Pair

Innovation and investments in growth

•	Opened multi-tenant network operations center in North America to support managed services growth

•	Strengthened Smart Public Safety analytics offerings by partnering with Wynyard Group on big data analysis to help customers solve crimes faster and more efficiently

•	Announced new line of intrinsically safe TETRA radios specifically built for safety in hazardous working conditions in target verticals of Oil & Gas, Fire & Rescue, Mining and Airports

BUSINESS OUTLOOK

•	Third quarter 2015 - Motorola Solutions expects a revenue decline of 1 to 3 percent compared with the third quarter of 2014. This assumes a $50 million unfavorable currency impact[5], which translates to revenue of flat to 2 percent in constant currency. The company expects non-GAAP earnings per share from continuing operations in the range of $0.68 to $0.73 per share.

•	Full-year 2015 - The company revenue outlook remains unchanged as revenue is expected to be flat to down 2 percent compared to 2014. This outlook translates to revenue growth of 1 to 3 percent in constant currency. The company still expects non-GAAP earnings per share from continuing operations in the range of $3.20 to $3.40 per share.

CONFERENCE CALL AND WEBCAST

Motorola Solutions will host its quarterly conference call beginning at 7:30 a.m. U.S. Central Daylight Time (8:30 a.m. U.S. Eastern Daylight Time) Wednesday, August 5. The conference call will be webcast live with audio and slides at www.motorolasolutions.com/investor.

CONSOLIDATED GAAP RESULTS (presented in millions, except per share data)

A comparison of results from operations is as follows:

	Q2 2015	Q2 2014
Net sales	$1,368	$1,393

Gross margin	648	656
Operating earnings	254	138

Amounts attributable to Motorola Solutions, Inc. common stockholders
Earnings from continuing operations, net of tax	150	78
Net earnings	142	824
Diluted EPS from continuing operations	0.72	$0.30
Weighted average diluted common shares outstanding	209.5	256.2

HIGHLIGHTED ITEMS AND SHARE-BASED COMPENSATION EXPENSE

The table below includes highlighted items, share-based compensation expense and intangible amortization for the second quarter of 2015.

(per diluted common share)	Q2 2015

GAAP Earnings from Continuing Operations	$0.72

Highlighted Items:
Share-based compensation expense and intangible amortization	0.06
Reorganization of business charges	0.05
Non-U.S. pension curtailment gain	(0.15)

Total Highlighted Items	(0.04)

Non-GAAP Diluted EPS from Continuing Operations	$0.68

USE OF NON-GAAP FINANCIAL INFORMATION

In addition to the GAAP results included in this presentation, Motorola Solutions also has included non-GAAP measurements of results. The company has provided these non-GAAP measurements to help investors better understand its core operating performance, enhance comparisons of core operating performance from period to period and allow better comparisons of operating performance to its competitors. Among other things, management uses these operating results, excluding the identified items, to evaluate performance of the businesses and to evaluate results relative to certain incentive compensation targets. Management uses operating results excluding these items because it believes this measurement enables it to make better period-to-period evaluations of the financial performance of core business operations. The non-GAAP measurements are intended only as a supplement to the comparable GAAP measurements and the company compensates for the limitations inherent in the use of non-GAAP measurements by using GAAP measures in conjunction with the non-GAAP measurements. As a result, investors should consider these non-GAAP measurements in addition to, and not in substitution for or as superior to, measurements of financial performance prepared in accordance with generally accepted accounting principles.

Highlighted items: The company has excluded the effects of highlighted items (and any reversals of highlighted items recorded in prior periods) from its non-GAAP operating expenses and net income measurements because the company believes that these historical items do not reflect expected future operating earnings or expenses and do not contribute to a meaningful evaluation of the company’s current operating performance or comparisons to the company’s past operating performance.

Share-based compensation expense: The company has excluded share-based compensation expense from its non-GAAP operating expenses and net income measurements. Although share-based compensation is a key incentive offered to the company’s employees and the company believes such compensation contributed to the revenue earned during the periods presented and also believes it will contribute to the generation of future period revenues, the company continues to evaluate its performance excluding share-based compensation expense primarily because it represents a significant non-cash expense. Share-based compensation expense will recur in future periods.

Intangible assets amortization expense: The company has excluded intangible assets amortization expense from its Non-GAAP operating expenses and net earnings measurements, primarily because it represents a non-cash expense and because the company evaluates its performance excluding intangible assets amortization expense. Amortization of intangible assets is consistent in amount and frequency but is significantly affected by the timing and size of the company’s acquisitions. Investors should note that the use of intangible assets contributed to the company’s revenues earned during the periods presented and will contribute to the company’s future period revenues as well. Intangible assets amortization expense will recur in future periods.

Details of the above items and reconciliations of the non-GAAP measurements to the corresponding GAAP measurements can be found at the end of this press release.

BUSINESS RISKS

This press release contains “forward-looking statements” within the meaning of applicable federal securities law. These statements are made pursuant to the safe harbor provisions of the applicable federal securities laws and generally include words such as “believes,” “expects,” “intends,” “anticipates,” “estimates” and similar expressions. The company can give no assurance that any actual or future results or events discussed in these statements will be achieved. Any forward-looking statements represent the company’s views only as of today and should not be relied upon as representing the company’s views as of any subsequent date. Readers are cautioned that such forward-looking statements are subject to a variety of risks and uncertainties that could cause the company’s actual results to differ materially from the statements contained in this release. Such forward-looking statements include, but are not limited to, Motorola Solutions’ expected full-year non-GAAP tax rate, full-year cash tax rate and financial outlook for the third quarter and full year of 2015, including the impact of currency rates, as well as statements relating to the investment by Silver Lake and the use of the proceeds and benefits thereof, the intent to commence a tender offer and our intent to maintain liquidity and investment grade ratings. Motorola Solutions cautions the reader that the risk factors below, as well as those on pages 9 through 20 in Item 1A of Motorola Solutions, Inc.’s 2014 Annual Report on Form 10-K and in its other SEC filings available for free on the SEC’s website at www.sec.gov and on Motorola Solutions’ website at www.motorolasolutions.com, could cause Motorola Solutions’ actual results to differ materially from those estimated or predicted in the forward-looking statements. Many of these risks and uncertainties cannot be controlled by Motorola Solutions and factors that may impact forward-looking statements include, but are not limited to: (1) the economic outlook for the government communications industry; (2) the impact of foreign currency fluctuations on the company; (3) the level of demand for the company’s products; (4) the company’s ability to introduce new products and technologies in a timely manner; (5) negative impact on the company’s business from global economic and political conditions, which may include: (i) continued deferment or cancellation of purchase orders by customers; (ii) the inability of customers to obtain financing for purchases of the company’s products; (iii) increased demand to provide vendor financing to customers; (iv) increased financial pressures on third-party dealers, distributors and retailers; (v) the viability of the company’s suppliers that may no longer have access to necessary financing; (vi) counterparty failures negatively impacting the company’s financial position; (vii) changes in the value of investments held by the company’s pension plan and other defined benefit plans, which could impact future required or voluntary pension contributions; and (viii) the company’s ability to access the capital markets on acceptable terms and conditions; (6) the impact of a security breach or other significant disruption in the company’s IT systems, those of our partners or suppliers or those we sell to or operate or maintain for our customers; (7) the outcome of ongoing and future tax matters; (8) the company’s ability to purchase sufficient materials, parts and components to meet customer demand, particularly in light of global economic conditions and reductions in the company’s purchasing power; (9) risks related to dependence on certain key suppliers, subcontractors, third-party distributors and other representatives; (10) the impact on the company’s performance and financial results from strategic acquisitions or divestitures; (11) risks related to the company’s manufacturing and business operations in foreign countries; (12) the creditworthiness of the company’s customers and distributors, particularly purchasers of large infrastructure systems; (13) exposure under large systems and managed services contracts, including risks related to the fact that certain customers require that the company build, own and operate their systems, often over a multi-year period; (14) the ownership of certain logos, trademarks, trade names and service marks including “MOTOROLA” by Motorola Mobility Holdings, Inc.; (15) variability in income received from licensing the company’s intellectual property to others, as well as expenses incurred when the company licenses intellectual property from others; (16) unexpected liabilities or expenses, including unfavorable outcomes to any pending or future litigation or regulatory or similar proceedings; (17) the impact of the percentage of cash and cash equivalents held outside of the United States; (18) the ability of the company to pay future dividends due to possible adverse market conditions or adverse impacts on the company’s cash flow; (19) the ability of the company to repurchase shares under its repurchase program due to possible adverse market conditions or adverse impacts on the company’s cash flow; (20) the impact of changes in governmental policies, laws or regulations; (21) negative consequences from the company’s outsourcing of various activities, including certain business operations, information technology and administrative functions; (22) the impact of the sale of the company’s enterprise legacy information systems, including components of the enterprise resource planning (ERP) system and the implementation of a new ERP system; (23) the satisfaction of the conditions to closing the investment by Silver Lake; (24) the the ability of Motorola Solutions to commence and complete the intended tender offer for its shares, including the amount of such tender offer; and (25) the ability of Motorola Solutions to maintain liquidity and an investment grade rating. Motorola Solutions undertakes no obligation to publicly update any forward-looking statement or risk factor, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION REGARDING THE TENDER OFFER

This communication is for informational purposes only, is not a recommendation to buy or sell Motorola Solutions common stock, and does not constitute an offer to buy or the solicitation to sell shares of Motorola Solutions common stock. The tender offer described in this communication has not yet commenced, and there can be no assurances that Motorola Solutions will commence the tender offer on the terms described in this communication or at all. The tender offer will be made only pursuant to the Offer to Purchase, Letter of Transmittal and related materials that Motorola Solutions expects to file with the Securities and Exchange Commission upon commencement of the tender offer. STOCKHOLDERS ARE URGED TO CAREFULLY READ THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER, THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. Once the tender offer is commenced, stockholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the Offer to Purchase, Letter of Transmittal and other documents that Motorola Solutions will be filing with the Securities and Exchange Commission at the Commission’s website at www.sec.gov. Additional copies of these materials may be obtained for free by contacting Motorola Solutions at 1303 E. Algonquin Road, Schaumburg, Illinois, 60196, Attn: Investor Relations or Alliance Advisors, LLC, the information agent for the tender offer, at 855-737-3180.

DEFINITIONS

[1]	Amounts attributable to Motorola Solutions, Inc. common shareholders.
[2]	Free cash flow represents operating cash flow less capex
[3]	Cash tax rate represents taxes paid divided by pre-tax income
[4]	Net debt represents cash and cash equivalents less long-term debt, including current portion
[5]	Based on currency rates as of August 3, 2015.

ABOUT MOTOROLA SOLUTIONS

Motorola Solutions (NYSE: MSI) creates innovative, mission-critical communication solutions and services that help public safety and commercial customers build safer cities and thriving communities. For ongoing news, visit www.motorolasolutions.com/newsroom or subscribe to a news feed.

MEDIA CONTACT

Tama McWhinney

Motorola Solutions

+1 847-538-1865

tama.mcwhinney@motorolasolutions.com

INVESTOR CONTACTS

Shep Dunlap

Motorola Solutions

+1 847-576-6899

shep.dunlap@motorolasolutions.com

Chris Kutsor

Motorola Solutions

+1 847-576-4995

chris.kutsor@motorolasolutions.com

MOTOROLA, MOTOROLA SOLUTIONS and the Stylized M Logo are trademarks or registered trademarks of Motorola Trademark Holdings, LLC and are used under license. All other trademarks are the property of their respective owners. ©2015 Motorola Solutions, Inc. All rights reserved.

GAAP-1

Motorola Solutions, Inc. and Subsidiaries

Condensed Consolidated Statements of Operations

(In millions, except per share amounts)

	Three Months Ended
	July 4, 2015	June 28, 2014
Net sales from products	$867	$887
Net sales from services	501	506

Net sales	1,368	1,393
Costs of products sales	385	400
Costs of services sales	335	337

Costs of sales	720	737

Gross margin	648	656

Selling, general and administrative expenses	254	308
Research and development expenditures	156	176
Other charges (income)	(19)	33
Intangibles amortization	3	1

Operating earnings	254	138

Other income (expense):
Interest expense, net:	(39)	(29)
Gains (losses) on sales of investments, net	4	(4)
Other	(4)	(7)

Total other expense	(39)	(40)

Earnings from continuing operations before income taxes	215	98
Income tax expense	64	20

Earnings from continuing operations	151	78
Earnings (loss) from discontinued operations, net of tax	(8)	746

Net earnings	143	824
Less: Earnings attributable to noncontrolling interests	1	—

Net earnings attributable to Motorola Solutions, Inc.	$142	$824

Amounts attributable to Motorola Solutions, Inc. common stockholders
Earnings from continuing operations, net of tax	$150	$78
Earnings (loss) from discontinued operations, net of tax	(8)	746

Net earnings attributable to Motorola Solutions, Inc.	$142	$824

Earnings (loss) per common share
Basic:
Continuing operations	$0.72	$0.31
Discontinued operations	(0.04)	2.94

	$0.68	$3.25

Diluted:
Continuing operations	$0.72	$0.30
Discontinued operations	(0.04)	2.92

	$0.68	$3.22

Weighted average common shares outstanding
Basic	208.0	253.7
Diluted	209.5	256.2

	Percentage of Net Sales*
Net sales from products	63.4%	63.7%
Net sales from services	36.6%	36.3%

Net sales	100.0%	100.0%
Costs of products sales	44.4%	45.1%
Costs of services sales	66.9%	66.6%

Costs of sales	52.6%	52.9%

Gross margin	47.4%	47.1%

Selling, general and administrative expenses	18.6%	22.1%
Research and development expenditures	11.4%	12.6%
Other charges (income)	(1.4)%	2.4%
Intangibles amortization	0.2%	0.1%

Operating earnings	18.6%	9.9%

Other income (expense):
Interest expense, net:	(2.9)%	(2.1)%
Gains (losses) on sales of investments, net	0.3%	(0.3)%
Other	(0.3)%	(0.5)%

Total other expense	(2.9)%	(2.9)%

Earnings from continuing operations before income taxes	15.7%	7.0%
Income tax expense	4.7%	1.4%

Earnings from continuing operations	11.0%	5.6%
Earnings (loss) from discontinued operations, net of tax	(0.6)%	53.6%
Net earnings	10.5%	59.2%

Less: Earnings attributable to noncontrolling interests	0.1%	—%
Net earnings attributable to Motorola Solutions, Inc.	10.4%	59.2%

*	Percentages may not add up due to rounding

GAAP-2

Motorola Solutions, Inc. and Subsidiaries

Condensed Consolidated Statements of Operations

(In millions, except per share amounts)

	Six Months Ended
	July 4, 2015	June 28, 2014
Net sales from products	$1,626	$1,640
Net sales from services	965	982

Net sales	2,591	2,622
Costs of products sales	745	751
Costs of services sales	650	638

Costs of sales	1,395	1,389

Gross margin	1,196	1,233

Selling, general and administrative expenses	510	615
Research and development expenditures	315	350
Other charges (income)	(6)	21
Intangibles amortization	4	2

Operating earnings	373	245

Other income (expense):
Interest expense, net:	(79)	(54)
Gains on sales of investments, net	50	4
Other	(1)	(9)

Total other expense	(30)	(59)

Earnings from continuing operations before income taxes	343	186
Income tax expense	104	23

Earnings from continuing operations	239	163
Earnings (loss) from discontinued operations, net of tax	(21)	788

Net earnings	218	951
Less: Earnings attributable to noncontrolling interests	1	—

Net earnings attributable to Motorola Solutions, Inc.	$217	$951

Amounts attributable to Motorola Solutions, Inc. common stockholders
Earnings from continuing operations, net of tax	$238	$163
Earnings (loss) from discontinued operations, net of tax	(21)	788

Net earnings attributable to Motorola Solutions, Inc.	$217	$951

Earnings (loss) per common share
Basic:
Continuing operations	$1.12	$0.64
Discontinued operations	(0.09)	3.11

	$1.03	$3.75

Diluted:
Continuing operations	$1.11	$0.63
Discontinued operations	(0.10)	3.07

	$1.01	$3.70

Weighted average common shares outstanding
Basic	211.7	253.8
Diluted	213.8	257.2

	Percentage of Net Sales*
Net sales from products	62.8%	62.5%
Net sales from services	37.2%	37.5%

Net sales	100.0%	100.0%
Costs of products sales	45.8%	45.8%
Costs of services sales	67.4%	65.0%

Costs of sales	53.8%	53.0%

Gross margin	46.2%	47.0%

Selling, general and administrative expenses	19.7%	23.5%
Research and development expenditures	12.2%	13.3%
Other charges (income)	(0.2)%	0.8%
Intangibles amortization	0.2%	0.1%

Operating earnings	14.4%	9.3%

Other income (expense):
Interest expense, net:	(3.0)%	(2.1)%
Gains on sales of investments, net	1.9%	0.2%
Other	—%	(0.3)%

Total other expense	(1.2)%	(2.3)%

Earnings from continuing operations before income taxes	13.2%	7.1%
Income tax expense	4.0%	0.9%

Earnings from continuing operations	9.2%	6.2%
Earnings (loss) from discontinued operations, net of tax	(0.8)%	30.1%
Net earnings	8.4%	36.3%

Less: Earnings attributable to noncontrolling interests	—%	—%
Net earnings attributable to Motorola Solutions, Inc.	8.4%	36.3%

*	Percentages may not add up due to rounding

GAAP-3

Motorola Solutions, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

(In millions)

	July 4, 2015	December 31, 2014
Assets
Cash and cash equivalents	$3,112	$3,954
Accounts receivable, net	1,141	1,409
Inventories, net	364	345
Deferred income taxes	422	431
Other current assets	593	740

Total current assets	5,632	6,879

Property, plant and equipment, net	542	549
Investments	285	316
Deferred income taxes	2,118	2,151
Goodwill	423	383
Other assets	160	145

Total assets	$9,160	$10,423

Liabilities and Stockholders’ Equity
Current portion of long-term debt	$4	$4
Accounts payable	417	540
Accrued liabilities	1,550	1,706

Total current liabilities	1,971	2,250

Long-term debt	3,393	3,396
Other liabilities	1,973	2,011

Total Motorola Solutions, Inc. stockholders’ equity	1,815	2,735

Noncontrolling interests	8	31

Total liabilities and stockholders’ equity	$9,160	$10,423

Financial Ratios:
Net cash (debt)*	$(285)	$554

*	Net cash (debt) = Total cash - Current portion of long-term debt - Long-term debt

GAAP-4

Motorola Solutions, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

(In millions)

	Three Months Ended
	July 4, 2015	June 28, 2014
Operating

Net earnings attributable to Motorola Solutions, Inc.	$142	$824
Earnings attributable to noncontrolling interests	1	—

Net earnings	143	824
Earnings (loss) from discontinued operations, net of tax	(8)	746

Earnings from continuing operations, net of tax	151	78
Adjustments to reconcile Earnings from continuing operations to Net cash provided by operating activities from continuing operations:
Depreciation and amortization	40	46
Non-cash other charges (income)	4	(1)
Non-U.S. pension curtailment gain	(32)	—
Share-based compensation expense	19	25
Loss (gains) on sales of investments and businesses, net	(4)	4
Deferred income taxes	32	(16)
Changes in assets and liabilities, net of effects of acquisitions, dispositions, and foreign currency translation adjustments:
Accounts receivable	(54)	30
Inventories	19	29
Other current assets	3	60
Accounts payable and accrued liabilities	(11)	(124)
Other assets and liabilities	(27)	(13)

Net cash provided by operating activities from continuing operations	140	118

Investing
Acquisitions and investments, net	(19)	(6)
Proceeds from sales of investments and businesses, net	23	10
Capital expenditures	(48)	(42)

Net cash used for investing activities from continuing operations	(44)	(38)

Financing
Repayment of debt	(1)	(1)
Issuance of common stock	4	71
Purchase of common stock	(285)	(416)
Excess tax benefit from share-based compensation	—	1
Payment of dividends	(72)	(79)
Distributions from discontinued operations	—	74

Net cash used for financing activities from continuing operations	(354)	(350)

Discontinued Operations
Net cash provided by operating activities from discontinued operations	—	55
Net cash provided by investing activities from discontinued operations	—	19
Net cash used for financing activities from discontinued operations	—	(74)

Net cash provided by discontinued operations	—	—

Effect of exchange rate changes on cash and cash equivalents from continuing operations	17	5

Net decrease in cash and cash equivalents	(241)	(265)
Cash and cash equivalents, beginning of period	3,353	3,141

Cash and cash equivalents, end of period	$3,112	$2,876

Financial Ratios:
Free cash flow*	$92	$76

*	Free cash flow = Net cash provided by operating activities - Capital Expenditures

GAAP-5

Motorola Solutions, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

(In millions)

	Six Months Ended
	July 4, 2015	June 28, 2014
Operating

Net earnings attributable to Motorola Solutions, Inc.	$217	$951
Earnings attributable to noncontrolling interests	1	—

Net earnings	218	951
Earnings (loss) from discontinued operations, net of tax	(21)	788

Earnings from continuing operations, net of tax	239	163
Adjustments to reconcile Earnings from continuing operations to Net cash provided by operating activities from continuing operations:
Depreciation and amortization	81	86
Gain on sale of building and land	—	(21)
Non-cash other charges (income)	5	(5)
Non-U.S. pension curtailment gain	(32)	—
Share-based compensation expense	40	54
Gains on sales of investments and businesses, net	(50)	(4)
Deferred income taxes	55	6
Changes in assets and liabilities, net of effects of acquisitions, dispositions, and foreign currency translation adjustments:
Accounts receivable	255	190
Inventories	(25)	17
Other current assets	28	76
Accounts payable and accrued liabilities	(263)	(299)
Other assets and liabilities	(42)	(133)

Net cash provided by operating activities from continuing operations	291	130

Investing
Acquisitions and investments, net	(93)	(11)
Proceeds from sales of investments and businesses, net	111	21
Capital expenditures	(81)	(82)
Proceeds from sales of property, plant and equipment	1	24

Net cash used for investing activities from continuing operations	(62)	(48)

Financing
Repayment of debt	(2)	(2)
Net proceeds from issuance of debt	—	4
Issuance of common stock	51	85
Purchase of common stock	(938)	(473)
Excess tax benefit from share-based compensation	1	6
Payment of dividends	(148)	(158)
Distributions from discontinued operations	—	100

Net cash used for financing activities from continuing operations	(1,036)	(438)

Discontinued Operations
Net cash provided by operating activities from discontinued operations	—	89
Net cash provided by investing activities from discontinued operations	—	11
Net cash used for financing activities from discontinued operations	—	(100)

Net cash provided by discontinued operations	—	—

Effect of exchange rate changes on cash and cash equivalents from continuing operations	(35)	7

Net decrease in cash and cash equivalents	(842)	(349)
Cash and cash equivalents, beginning of period	3,954	3,225

Cash and cash equivalents, end of period	$3,112	$2,876

Financial Ratios:
Free cash flow*	$210	$48

*	Free cash flow = Net cash provided by operating activities - Capital Expenditures

GAAP-6

Motorola Solutions, Inc. and Subsidiaries

Segment Information

(In millions)

Net Sales

	Three Months Ended
	July 4, 2015	June 28, 2014	% Change
Products	$867	$887	(2)%
Services	501	506	(1)%

Total Motorola Solutions	$1,368	$1,393	(2)%

	Six Months Ended
	July 4, 2015	June 28, 2014	% Change
Products	$1,626	$1,640	(1)%
Services	965	982	(2)%

Total Motorola Solutions	$2,591	$2,622	(1)%

Operating Earnings

	Three Months Ended
	July 4, 2015	June 28, 2014	% Change
Products	$171	$95	80%
Services	83	43	93%

Total Motorola Solutions	$254	$138	84%

	Six Months Ended
	July 4, 2015	June 28, 2014	% Change
Products	$235	$134	75%
Services	138	111	24%

Total Motorola Solutions	$373	$245	52%

Operating Earnings %

	Three Months Ended
	July 4, 2015	June 28, 2014
Products	19.7%	10.7%
Services	16.6%	8.5%

Total Motorola Solutions	18.6%	9.9%

	Six Months Ended
	July 4, 2015	June 28, 2014
Products	14.5%	8.2%
Services	14.3%	11.3%

Total Motorola Solutions	14.4%	9.3%

Non-GAAP-1

Motorola Solutions, Inc. and Subsidiaries

Non-GAAP Adjustments (Intangibles Amortization Expense, Share-Based Compensation Expense and Highlighted Items)

Q1 2015

Non-GAAP Adjustments	Statement Line	PBT (Inc)/Exp	Tax Inc/(Exp)	PAT (Inc)/Exp	EPS impact

Share-based compensation expense	Cost of sales, SG&A and R&D	$21	7	$14	0.06
Reorganization of business charges	Cost of sales and Other charges	14	4	10	0.05
Intangibles amortization expense	Intangibles amortization	2	1	1	—
Gain on sale of equity investment	Gains on sales of investments and businesses, net	(46)	(17)	(29)	(0.13)

Total impact on Net earnings		$(9)	$(5)	$(4)	$(0.02)

Q2 2015

Non-GAAP Adjustments	Statement Line	PBT (Inc)/Exp	Tax Inc/(Exp)	PAT (Inc)/Exp	EPS impact

Share-based compensation expense	Cost of sales, SG&A and R&D	$19	6	$13	0.06
Reorganization of business charges	Cost of sales and Other charges	16	6	$10	0.05
Intangibles amortization expense	Intangibles amortization	3	1	$2	—
Non-U.S. pension curtailment gain	Other charges (income)	(32)	—	$(32)	(0.15)

Total impact on Net earnings		$6	$13	$(7)	$(0.04)

Non-GAAP-2

Motorola Solutions, Inc. and Subsidiaries

Segment Information

(In millions)

Net Sales

	Three Months Ended
	July 4, 2015	June 28, 2014	% Change
Products	$867	$887	(2)%
Services	501	506	(1)%

Total Motorola Solutions	$1,368	$1,393	(2)%

	Six Months Ended
	July 4, 2015	June 28, 2014	% Change
Products	$1,626	$1,640	(1)%
Services	965	982	(2)%

Total Motorola Solutions	$2,591	$2,622	(1)%

Non-GAAP Operating Earnings

	Three Months Ended
	July 4, 2015	June 28, 2014	% Change
Products	$176	$133	32%
Services	84	68	24%

Total Motorola Solutions	$260	$201	29%

	Six Months Ended
	July 4, 2015	June 28, 2014	% Change
Products	$266	$185	44%
Services	150	142	6%

Total Motorola Solutions	$416	$327	27%

Non-GAAP Operating Earnings %

	Three Months Ended
	July 4, 2015	June 28, 2014
Products	20.3%	15.0%
Services	16.8%	13.4%

Total Motorola Solutions	19.0%	14.4%

	Six Months Ended
	July 4, 2015	June 28, 2014
Products	16.4%	11.3%
Services	15.5%	14.5%

Total Motorola Solutions	16.1%	12.5%

Non-GAAP-3

Motorola Solutions, Inc. and Subsidiaries

Operating Earnings after Non-GAAP Adjustments

Q1 2015

	TOTAL	Products	Services
Net sales	$1,223	$758	$465
Operating earnings (“OE”)	$119	$64	$55

Above-OE non-GAAP adjustments:
Share-based compensation expense	21	14	7
Reorganization of business charges	14	10	4
Intangibles amortization expense	2	2	—

Total above-OE non-GAAP adjustments	37	26	11

Operating earnings after non-GAAP adjustments	$156	$90	$66

Operating earnings as a percentage of net sales - GAAP	9.7%	8.4%	11.8%
Operating earnings as a percentage of net sales - after non-GAAP adjustments	12.8%	11.9%	14.2%

Q2 2015

	TOTAL	Products	Services
Net sales	$1,368	$867	$501
Operating earnings (“OE”)	$254	$171	$83

Above-OE non-GAAP adjustments:
Share-based compensation expense	19	12	7
Reorganization of business charges	16	12	4
Intangibles amortization expense	3	3	—
Non-U.S. pension curtailment gain	(32)	(22)	(10)

Total above-OE non-GAAP adjustments	6	5	1

Operating earnings after non-GAAP adjustments	$260	$176	$84

Operating earnings as a percentage of net sales - GAAP	18.6%	19.7%	16.6%
Operating earnings as a percentage of net sales - after non-GAAP adjustments	19.0%	20.3%	16.8%